PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED

2007 JUL 12 P 1:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

6 July 2007

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

14 June	**Form 20-F**
19 June	**Statement regarding Groupe Les Echos**
21 June	**Statement regarding GE and Dow Jones**
21 June	**Blocklisting of shares**
25 June	**Pearson Education and the Pearson Foundation create digital literacy fellowship……**
26 June	**Director shareholding**
29 June	**Director shareholding**
2 July	**Total voting rights**
3 July	**Directors' shareholding**
5 July	**Director shareholding**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

07025159

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 7/13

H:\AbrahamC\CA\ADR.SEC.doc

Form 20-F
14 June 2007

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Pearson plc

Pearson plc has filed its form 20F with the Securities Exchange Commission. A hard copy can be obtained from the Company Secretary, 80 Strand, London, WC2R 0RL.

Statement regarding Groupe Les Echos

19 June 2007

Pearson confirms that it is considering strategic options for Groupe Les Echos.

This process will establish whether a potential sale of Groupe Les Echos may create value for Pearson's shareholders and enable Les Echos' editorial independence to continue and its people to prosper under a new owner.

Groupe Les Echos includes *Les Echos*, France's leading business newspaper; lesechos.fr, France's leading business media website; *Enjeux*, a leading business magazine; and other specialist financial information services. In 2006, Groupe Les Echos contributed €126m of sales and €10m of operating profit to Pearson.

A further announcement will be made in due course.

For more information:

Luke Swanson: + 44 (0)20 7010 2310

Statement regarding GE and Dow Jones

21 June 2007

Pearson notes recent press speculation concerning Dow Jones.

Pearson regularly reviews a variety of investment ideas and evaluates whether they would enhance value for its shareholders. Pearson has had exploratory talks with GE about opportunities in business and financial information, including Dow Jones, and has decided not to pursue a combination of CNBC, the Financial Times Group and Dow Jones.

The two companies continue to discuss co-operating agreements between CNBC and the Financial Times Group.

For more information:
Luke Swanson + 44 (0)20 7010 2310

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Blocklisting of Shares
21 June 2007

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SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

WORLDWIDE SAVE FOR SHARES

3. Period of return:

From **DECEMBER 2006** To **MAY 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

371,770

5. Number of shares issued / allotted under scheme during period:

97,622

6. Balance under scheme not yet issued / allotted at end of period

274,148

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION ON 8 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

15,361

5. Number of shares issued / allotted under scheme during period:

77,491

6. Balance under scheme not yet issued / allotted at end of period

27,870

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

24,972

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc, 80 Strand, London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

97,350

5. Number of shares issued / allotted under scheme during period:

199,072

6. Balance under scheme not yet issued / allotted at end of period

48,278

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc, 80 Strand, London, WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

US SENIOR EXECUTIVE

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

753

5. Number of shares issued / allotted under scheme during period:

9,014

6. Balance under scheme not yet issued / allotted at end of period

31,739

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

LONGTERM INCENTIVE PLAN

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

58,835

5. Number of shares issued / allotted under scheme during period:

338,656

6. Balance under scheme not yet issued / allotted at end of period

80,719

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:

From **MAY 2006** To **NOVEMBER 2006**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

50,566

5. Number of shares issued / allotted under scheme during period:

253,257

6. Balance under scheme not yet issued / allotted at end of period

57,309

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

807,043,870

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

Pearson Education and the Pearson Foundation Create Digital Literacy Fellowship Program for Hispanic Community Partnership in Conjunction with Leading Hispanic State and District Administrators

25 June 2007

Pearson Education, the global leader in educational publishing, and the Pearson Foundation today announced the launch of the Digital Literacy Fellowship Program, an initiative designed specifically to promote the use of digital technologies among teachers who serve the nation's Hispanic communities.

The announcement was made at the opening of the annual National Educational Computing Conference (NECC).

The Digital Literacy Fellowship Program is an extension of the Pearson Foundation's Digital Arts Alliance which each year makes it possible for more than 15,000 students and their teachers to experience firsthand how laptop computers, video production equipment, and the latest mobile-phone technologies are changing the ways young people can organize, present, and share information and issues that matter to them. Alliance members believe that using technologies to enhance personal expression creates an expanded kind of literacy, often referred to as 21st Century literacy, that people - especially young people - already use in their everyday lives.

This nationwide initiative will deliver digital arts training and support to teachers and students in school districts across America in conjunction with the Pearson Education Hispanic Leadership Council, a nationwide body of select state and district level administrators who lead educators serving Hispanic students - the fastest-growing population in the U.S. public education system. Teachers and administrators designated to participate in these sessions have been nominated by their districts because of their commitment to the use of digital technologies in the classroom and because they work with a large number of Hispanic and ELL (English Language Learners) students.

"I am excited that the Pearson Foundation reached out to all of us who are members of the Hispanic Leadership Council to participate in this innovative program," said Dr. Wilfredo Laboy, Superintendent of Lawrence Public Schools in Massachusetts and President of the Association of Latino Superintendents and Administrators (ALAS). "For many years, Hispanic and other ELL students have fallen into the digital divide. Participation in the Digital Arts Alliance is a great way to involve our teachers and students in cutting edge technologies and programs."

The Digital Literacy Fellowship Program combines leadership development for educators with classroom-based digital arts programs for students. The project launches in early July in New Orleans, with an intensive three-day digital arts workshop for educators from eight districts represented by the Hispanic Leadership Council. Teachers will review student digital movies created by

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other Digital Arts Alliance partner programs, and participate in hands-on sessions to learn how to help students make their own movies. Educators will also have the opportunity to apply this experience to their teaching practice by creating plans that integrate these newly-learned skills and approaches with specific themes and activities that are part of the existing curriculum. This personalized digital arts and technology training will be supported by week-long Digital Arts Alliance residencies in each district during the school year. The Pearson Foundation will also work with district administrators to host Digital Arts Alliance summer camps in select districts in 2008.

School districts participating in the program include: Clark County School District, Las Vegas, NV; Kansas City Missouri Public School District, Kansas City, MO; Lawrence Public Schools, Lawrence, MA; Los Angeles County Office of Education, Downey, CA; Orange County Public Schools, Orlando, FL; San Antonio Independent School District, San Antonio, TX; Tucson Unified School District, Tucson, AZ; and Yselta Independent School District, El Paso, TX.

"When Pearson Education first created the Hispanic Leadership Council, we envisioned this group taking on a leadership role on behalf of educators striving to provide quality education services to Hispanic students," said Steven Dowling, president of the Pearson School Companies. "With that hope in mind, we are thrilled that members of the Hispanic Leadership Council accepted the Foundation's invitation to participate in the Digital Arts Alliance workshops this summer in New Orleans."

Mark Nieker, president of the Pearson Foundation said, "For today's young people, success in school and in life requires educational experiences that meet the challenges of our new century. In the Digital Arts Alliance, we strive to bring together leading organizations that are passionate about using digital arts to inspire students and foster the development of confident school leaders."

In making this program available to teachers and students in these districts, Pearson Education and the Pearson Foundation have expanded their support of the Foundation's Digital Arts Alliance, a consortium that promotes digital arts in K-12 education through fully funded and staffed programs delivered directly to schools and community centers nationwide. This effort joins similar initiatives by other Digital Arts Alliance members, including Nokia, Adobe, and the National Academy Foundation, in supporting an extended network of teachers and students who use Digital Arts Alliance programs to develop expertise in the digital arts.

# # #

About Pearson Education
Educating 100 million people worldwide, Pearson Education (www.pearsoned.com) is the global leader in educational publishing, providing scientifically research-based print and digital programs to help students of all ages learn at their own pace, in their own way. The company is home to such renowned publishing brands as Pearson Prentice Hall, Pearson Addison Wesley, Pearson Allyn & Bacon, Pearson

Benjamin Cummings and Pearson Longman. Pearson Education is part of Pearson (NYSE: PSO), the international media company. In addition to Pearson Education, Pearson's primary operations include the Financial Times Group and the Penguin Group.

About The Pearson Foundation
The Pearson Foundation extends Pearson's commitment to education by partnering with leading nonprofit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at
www.pearsonfoundation.org.

Contact:
Rod Granger
212-641-6114
rod.granger@pearsonfoundation.org

Director Shareholding
26 June 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **EXERCISE OF UNAPPROVED EXECUTIVE OPTIONS AND SALE OF SHARES**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **73,920**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00846%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **5,615**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00070%**
13.	Price per *share* or value of transaction **£6.764 – EXERCISE PRICE** **£8.3425 – DISPOSAL PRICE**	14.	Date and place of transaction **25 JUNE 2007 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **255,948 0.03171%**	16.	Date issuer informed of transaction **25 JUNE 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___25 June 2007______________________________

Director Shareholding
29 June 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **10,000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00124%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$16.76**	14.	Date and place of transaction **28 JUNE 2007 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **120,000 0.0149%**	16.	Date issuer informed of transaction **28 JUNE 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___29 June 2007______________________________

Total Voting Rights
02 July 2007

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PEARSON PLC
(the "Company")

Voting Rights and Capital

As at the close of business on 29 June 2007, the Company had 807,148,016 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (807,148,016) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Directors' Shareholdings
03 July 2007

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Non-Executive Directors' Share Purchase Plan

Below are details of purchases of ordinary shares and ADRs made on Friday, 29 June 2007 under the Non-Executive Directors' Share Purchase Plan:-

Name of Director	No. of Shares Purchased	Percentage of Issued Stock %	Price per Share £	Total Holding Following Notification	Total Percentage Following Notification %
David Arculus	262	0.00003	£8.36	1,579	0.00020
Lord Burns	262	0.00003	£8.36	7,765	0.00096
Ken Hydon	262	0.00003	£8.36	6,579	0.00082

Name of Director	No. of ADRs Purchased	Percentage of Issued Stock %	Price per ADR $	Total Holding Following Notification	Total Percentage Following Notification %
Susan Fuhrman	346	0.00004	$16.81	4,509	0.00056

Director Shareholding
05 July 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **MARJORIE SCARDINO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITORY RECEIPTS (ADRs)**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **MARJORIE SCARDINO**	8.	State the nature of the transaction **SIX-MONTHLY PURCHASE THROUGH U.S. EMPLOYEE STOCK PURCHASE PLAN**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **469**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00006%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$12.78**	14.	Date and place of transaction **29 JUNE 2007 USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **252,810 0.03131%**	16.	Date issuer informed of transaction **4 JULY 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification __5 JULY 2007__________________

END